Exhibit 99.1

BOS Reports Second Quarter of 2020 Financial Results

RISHON LE ZION, Israel, August 26, 2020 (GLOBE NEWSWIRE) – BOS Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC), a global provider of intelligent systems and services for production and logistics, reported its financial results for the second quarter and six months ended June 30, 2020.

Eyal Cohen, BOS CEO, stated: “Despite the outstanding performance of our Supply Chain and RFID divisions, we had a net loss of $1.4 million in the first half of the year. The loss was primarily derived from a write off of the entire intangible assets of the Robotics business and an impairment of its inventory, in a total amount of $1.7 million.”

Operational Profit (loss) by divisions	Six months ended June 30,
(U.S. dollars in thousands)	2020	2019
Supply Chain	613	568
RFID	354	(284)
Intelligent Robotics	(2,215)	41
Operating profit (loss)	$(1,248)	$325

Eyal Cohen added: “We are effecting a turnaround process in our Robotics business, which is longer and deeper than initially anticipated. We are at the final stages of restructuring the operational side of the Robotics business to improve our competitive advantage. We have significantly reduced the cost of materials for our products and our operational expenses, and implemented additional controls to prevent future losses due to underestimated costs of projects.

The COVID 19 pandemic has made it much more difficult for the Robotics business to penetrate the U.S. market, which we have targeted as a key market for this business. In response, we are making personnel changes in the U.S. sales team and are adjusting the U.S. marketing activity. Also, we believe that our success in reducing the cost of materials improves our chances of growing the revenues of our Robotics business line in the rest of the world. Consequently, we have decided to work extensively towards increasing our network of distributors outside of the United States.

Historically, BOS has been able to overcome challenges presented in connection with other acquisitions such as of the Supply Chain division and the RFID divisions, which experienced substantial operating losses before becoming profitable.

There is no doubt that the Robotics business is the toughest challenge we have faced to date. However, with a clear plan for action in the near-term and a firm commitment of BOS’ employees and management to success, we believe that the Robotics business will reach an operational breakeven point in the fourth quarter of this year.

Outlook for the second half of the year 2020

Revenues for the first six months of year 2020 amounted to $14.9 million compared to $16.5 million in the comparable period last year. The decrease was primarily attributable to the effects of the Covid 19 pandemic on sales of all of the Company’s operating businesses. We expect that we will make up for this shortfall in the second half of year 2020 so that the year 2020 revenues will remain the same as in the year 2019.

Based on the strong relative performance of our Supply Chain and RFID divisions in the first half of the year and the restructuring of the Robotics business operations, we further anticipate that BOS will return to a net profit in the third quarter of this year.”

Conference Call Details

BOS will host a conference call on Wednesday, August 26, 2020 at 10:00 a.m. EDT – 5:00 p.m., Israel Time. A question-and-answer session will follow management’s presentation. To access the conference call, please dial one of the following numbers:

US: +1-888-281-1167, International: +972-3-9180644.

For those unable to listen to the live call, a replay of the call will be available the next day on the BOS website: www.boscom.com

About BOS

BOS is a global provider of intelligent systems and services for production and logistics. BOS’ Robotics and RFID Division, offers intelligent robotics and RFID systems for industrial and logistics processes and retail store management. BOS’ Supply Chain Division provides electronic components, mainly for the aerospace, defense, and other industries worldwide. Its services include the consolidation of electronic components from a vast number of suppliers, long term scheduling, and kitting.

For more information, please visit:

www.boscom.com | Robotics at www.imdecol.com | RFID at www.bosdimex.co.il | Supply Chain at www.Odem.co.il

Company Contact:

Eyal Cohen, BOS’ CEO

+972-542525925 | eyalc@boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, failure to successfully integrate and achieve the potential benefits of the acquisition of the business operations of Imdecol Ltd. (the Robotics business line), inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the impact of the COVID-19 virus and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the U.S. Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2020	2019*	2020	2019*
	(Unaudited)		(Unaudited)

Revenues	$14,946	$16,549	$7,478	$8,786
Cost of revenues	11,718	13,167	6,048	7,054
Inventory Impairment	671	-	552	-
Gross profit	2,557	3,382	878	1,732

Operating costs and expenses:
Research and development	21	-	3	-
Sales and marketing	1,953	1,899	846	998
General and administrative	843	1,158	394	585
Impairment of Goodwill and intangible assets	988	-	988	-
Total operating costs and expenses	3,805	3,057	2,231	1,583

Operating income (loss)	(1,248)	325	(1,353)	149
Financial expenses, net	(137)	(129)	(81)	(127)
Income before taxes on income (loss)	(1,385)	196	(1,434)	22
Taxes on income	-	20	-	2
Net income (loss)	$(1,385)	$176	$(1,434)	$20

Basic and diluted net income (loss) per share	$(0.32)	$0.05	$(0.34)	$0.00
Weighted average number of shares used in computing basic net income per share	4,265	3,845	4,273	4,040
Weighted average number of shares used in computing diluted net income per share	4,265	3,847	4,273	4,042

Number of outstanding shares as of June 30, 2020 and 2019	4,318	4,258	4,318	4,258

* The Intelligent Robotics division has been consolidated since June 1, 2019

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30, 2020	December 31, 2019
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$447	$339
Restricted bank deposits	175	240
Trade receivables	8,726	10,063
Other accounts receivable and prepaid expenses	1,533	1,273
Inventories (includes inventory in process in the amounts of $1,199 and $576 as of June 30, 2020, and December 31, 2019, respectively)	5,972	5,407

Total current assets	16,853	17,322

LONG-TERM ASSETS	126	155

PROPERTY AND EQUIPMENT, NET	1,155	1,257

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	1,043	720

OTHER INTANGIBLE ASSETS, NET	50	598

GOODWILL	4,676	5,147

Total assets	$23,903	$25,199

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30, 2020	December 31, 2019
	(Unaudited)	(Audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short term loans and current maturities of long term loans	$1,062	$664
Operating lease liabilities, current	478	551
Trade payables	6,205	6,503
Employees and payroll accruals	812	1,007
Deferred revenues	845	836
Advances net of inventory in progress	56	29
Accrued expenses and other liabilities	240	419

Total current liabilities	9,698	10,009

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	1,893	2,041
Operating lease liabilities, non-current	654	289
Accrued severance pay	313	303

Total long-term liabilities	2,860	2,633

SHAREHOLDERS’ EQUITY	11,345	12,557

Total liabilities and shareholders’ equity	$23,903	$25,199

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Six months ended June 30,		Three months ended June 30,
	2020	2019	2020	2019

Operating income (loss)	$(1,248)	$325	$(1,353)	$149
Add:
Impairment of Goodwill and other intangible assets	988	-	988	-
Amortization of intangible assets	32	19	6	14
Stock based compensation	39	39	18	20
Depreciation	142	134	71	69
EBITDA	$(47)	$517	$(270)	$252

SEGMENT INFORMATION

(U.S. dollars in thousands)

		Supply Chain	Intelligent
	RFID	Solutions	Robotics	Consolidated
	Six months ended June 30, 2020

Revenues	$5,669	$8,976	$301	$14,946

Inventory Impairment	$-	$-	$(671)	$(671)

Gross profit (loss)	$1,474	$1,869	$(786)	$2,557

Impairment of Goodwill and intangible assets	$-	$-	$(988)	$(988)

Operating Income (loss)	$354	$613	$(2,215)	$(1,248)

Balance of Goodwill and other intangible assets related to segment	$4,726	$-	$-	$4,726

		Supply Chain	Intelligent
	RFID	Solutions	Robotics	Consolidated
	Six months ended June 30, 2019

Revenues	$6,697	$9,616	$236	$16,549

Gross profit	$1,338	$1,978	$66	$3,382

Operating Income (loss)	$(284)	$568	$41	$325

Balance of Goodwill and other intangible assets related to segment	$4,746	$-	$1,416	$6,162

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Consolidated

Revenues	$2,385	$4,895	$198	$7,478

Inventory Impairment	$-	$-	$(552)	$(552)

Gross profit (loss)	$534	$1,009	$(665)	$878

Impairment of Goodwill and intangible assets	$-	$-	$(988)	$(988)

Operating Income (loss)	$33	$429	$(1,815)	$(1,353)

Balance of Goodwill and other intangible assets related to segment	$4,726	$-	$-	$4,726

	RFID	Supply Chain Solutions	Intelligent Robotics	Consolidated

Revenues	$2,973	$5,577	$236	$8,786

Gross profit	$538	$1,128	$66	$1,732

Operating Income (loss)	$(268)	$376	$41	$149

Balance of Goodwill and other intangible assets related to segment	$4,746	$-	$1,416	$6,162